==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A*
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 5)

                           TELEWEST COMMUNICATIONS PLC
            --------------------------------------------------------
                                (Name of Issuer)

     ORDINARY SHARES, PAR VALUE 10 PENCE PER SHARE, REPRESENTED BY AMERICAN
         DEPOSITARY SHARES, EACH OF WHICH REPRESENTS TEN ORDINARY SHARES
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                  87956P 10 5**
                ------------------------------------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                                 with a copy of:

                           STEPHEN A. ROSENBLUM, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 31, 2000
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

      -------------------

      * Note: This statement constitutes Amendment No. 1 to the original filing of a Report on Schedule 13D of each of AT&T Corp. and MediaOne Group, Inc. This statement also constitutes Amendment No. 5 of a Report on Schedule 13D of MediaOne International Holdings, Inc.

      **    CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

                          Continued on following pages
                               Page 1 of 10 Pages

==============================================================================

                                  SCHEDULE 13D
----------------------------                            ------------------------
  CUSIP No. 87956P 10 5                                   Page 2 of 10 Pages
----------------------------                            ------------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      AT&T CORP.
                      I.R.S. IDENTIFICATION NO. 13-4924710
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY                                                [_]
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                      WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE ORGANIZATION
                      NEW YORK
--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER
                            -0-
    SHARES      ----------------------------------------------------------------

 BENEFICIALLY   8     SHARED VOTING POWER
                            39,761,566 ORDINARY SHARES*
   OWNED BY     ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
     EACH                   -0-
                ----------------------------------------------------------------
   REPORTING    10    SHARED DISPOSITIVE POWER
                            39,761,566 ORDINARY SHARES*
 PERSON WITH
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            39,761,566 ORDINARY SHARES*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                      [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.74% -- ORDINARY SHARES
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                            CO
--------------------------------------------------------------------------------


------------------------------
* In addition to the shares reported, Liberty Media Corporation ("LMC"), may be considered an affiliate of each of the Reporting Persons for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and for purposes of calculating beneficial ownership thereunder. For purposes of Section 13(d), each Reporting Person hereby explicityly disclaims beneficial ownership of any shares owned or controlled by LMC.


                                    2 of 10

                                  SCHEDULE 13D
----------------------------                            ------------------------
  CUSIP No. 87956P 10 5                                   Page 3 of 10 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      MEDIAONE GROUP, INC.
                      I.R.S. IDENTIFICATION NO. 91-2047743
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY                                                [_]
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                      WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER
                            -0-
    SHARES      ----------------------------------------------------------------

 BENEFICIALLY   8     SHARED VOTING POWER
                            39,761,566 ORDINARY SHARES*
   OWNED BY     ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
     EACH                   -0-
                ----------------------------------------------------------------
   REPORTING    10    SHARED DISPOSITIVE POWER
                            39,761,566 ORDINARY SHARES*
 PERSON WITH
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            39,761,566 ORDINARY SHARES*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                      [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.74% -- ORDINARY SHARES
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                            CO
--------------------------------------------------------------------------------


------------------------------
* In addition to the shares reported, Liberty Media Corporation ("LMC"), may be considered an affiliate of each of the Reporting Persons for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and for purposes of calculating beneficial ownership thereunder. For purposes of Section 13(d), each Reporting Person hereby explicityly disclaims beneficial ownership of any shares owned or controlled by LMC.


                                    3 of 10

                                  SCHEDULE 13D
----------------------------                            ------------------------
  CUSIP No. 87956P 10 5                                   Page 4 of 10 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      MEDIAONE INTERNATIONAL HOLDINGS, INC.
                      I.R.S. IDENTIFICATION NO. 84-1083131
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY                                                [_]
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                      WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER
                            -0-
    SHARES      ----------------------------------------------------------------

 BENEFICIALLY   8     SHARED VOTING POWER
                            39,761,566 ORDINARY SHARES*
   OWNED BY     ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
     EACH                   -0-
                ----------------------------------------------------------------
   REPORTING    10    SHARED DISPOSITIVE POWER
                            39,761,566 ORDINARY SHARES*
 PERSON WITH
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            39,761,566 ORDINARY SHARES*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                      [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.74% -- ORDINARY SHARES
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                            CO
--------------------------------------------------------------------------------


------------------------------
* In addition to the shares reported, Liberty Media Corporation ("LMC"), may be considered an affiliate of each of the Reporting Persons for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and for purposes of calculating beneficial ownership thereunder. For purposes of Section 13(d), each Reporting Person hereby explicityly disclaims beneficial ownership of any shares owned or controlled by LMC.


                                    4 of 10

            This Report on Schedule 13D relates to the disposed ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the limited voting convertible ordinary shares, par value 10 pence per share (the "Limited Voting Shares") (together with the Ordinary Shares, the "Shares") of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). The Report on Schedule 13D originally filed by, among others, MediaOne Group, Inc., a Delaware corporation ("Old MediaOne"), MediaOne International Holdings, Inc., a Delaware corporation ("MediaOne International"), on September 21, 1998, as amended and supplemented by the amendments thereto (collectively, the "MediaOne Schedule 13D") previously filed with the Securities Exchange Commission (the "Commission"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 5 to the MediaOne Schedule 13D. This Report on
Schedule 13D also constitutes Amendment No. 1 to the original Report (the "AT&T
Schedule 13D") of AT&T Corp., a New York corporation ("AT&T"), and Amendment No. 1 to the original Report (the "MediaOne Group Schedule 13D" and together with the MediaOne Schedule 13D and the AT&T Schedule 13D, the "Schedule 13D") of MediaOne Group, Inc., a Delaware corporation and the surviving corporation in the MediaOne Merger (as defined below) ("MediaOne Group" and together with MediaOne International, the "MediaOne Subsidiaries"). AT&T and each of the MediaOne Subsidiaries is a "Reporting Person." Capitalized terms not defined herein have the meanings given to such terms in the MediaOne Schedule 13D.

            All of the information relating to Old MediaOne's and the MediaOne Subsidiaries' ownership of Telewest Ordinary Shares included in the MediaOne
Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is incorporated by reference into this amended Report on Schedule 13D.

ITEM 1.     SECURITY AND ISSUER.

            The information contained in Item 1 of the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is hereby incorporated by reference (and such information also constitutes Item 1 of this Schedule 13D).

ITEM 2.     IDENTITY AND BACKGROUND.

            The information contained in Item 2 of the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is hereby incorporated by reference (and such information also constitutes Item 2 of this Schedule 13D).

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information contained in Item 3 of the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is hereby incorporated by reference (and such information also constitutes Item 3 of this Schedule 13D).

ITEM 4.     PURPOSE OF THE TRANSACTION.

            The information contained in Item 4 of the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is hereby amended and


                                    5 of 10
supplemented by the following information (and the information contained in Item 4, as amended hereby, also constitutes Item 4 of this Schedule
13D):

            AT&T's acquisition of the Shares was incidental to its acquisition of Old MediaOne. In a separate subsequent transaction (the "Microsoft Transaction"), Microsoft Corporation, a Washington corporation ("Microsoft"), MediaOne U.K. Cable ("MOUK") and MediaOne Cable Partnership Holdings, Inc. ("MOCP") (both former affiliates of the MediaOne Subsidiaries), MediaOne International and Old MediaOne entered into a merger agreement, dated October 4, 1999 and amended pursuant to Amendment No. 1 thereto dated as of July 7, 2000 (as amended, the "Microsoft Merger Agreement"). Pursuant to the Merger Agreement, Cable One Merger, Inc. (a Microsoft subsidiary) was merged with and into MOUK, and Cable Two Merger, Inc. (a Microsoft subsidiary) was merged with and into MOCP with MOUK and MOCP each surviving as wholly-owned subsidiaries of Microsoft (together, the "Mergers") and being renamed Microsoft U.K Cable, Inc., a Colorado corporation, and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation, respectively.

            As previously reported in Amendment No. 3 to the MediaOne Schedule 13D, filed with the Commission on October 20, 1999, and the original Report on
Schedule 13D of the AT&T Schedule 13D and the MediaOne Schedule 13D, filed with the Commission on June 15, 2000, all of which are incorporated herein by reference, the effect of the closing of the transactions contemplated by the Microsoft Transaction was to make Microsoft the indirect beneficial owner of certain of the Ordinary Shares and Limited Voting Shares beneficially owned by AT&T and the MediaOne Subsidiaries and covered by the Microsoft Merger Agreement.

            Due to the disposition of Shares by AT&T and the MediaOne Subsidiaries upon consummation of the Microsoft Transaction, AT&T and the MediaOne Subsidiaries are no longer required to be reporting persons under
Section 13(d) of the Exchange Act and the related rules promulgated thereunder.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The information contained in Item 5 of the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is hereby amended and supplemented by the following information (and the information contained in Item 5, as amended hereby, also constitutes Item 5 of this Schedule
13D):

            The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

            (a) - (b) AT&T and the MediaOne Subsidiaries beneficially own 39,761,566 Ordinary Shares and no Limited Voting Shares.

            Based on the number of Shares reported as outstanding by Telewest on June 30, 2000, the 39,761,566 Ordinary Shares, owned by the Reporting Persons, represent 1.74% of the 2,281,098,623 Ordinary Shares and 0% of the Limited Voting Shares.


                                    6 of 10

            Pursuant to the terms of the Trust Agreement (which was previously attached as an exhibit to and described in the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D and incorporated herein by reference), none of the Reporting Persons has sole voting or dispositive power with respect to the beneficially owned Shares. Each of the Reporting Persons does, however, share voting power and dispositive power over the beneficially owned Shares with the Trustee (as a result of the Trust Agreement).

            To the best knowledge of AT&T, no Shares are beneficially owned by any of the persons listed in Schedule I attached hereto, except for such beneficial ownership, if any, arising solely from such person's capacity as an officer or director of AT&T or one of the MediaOne Subsidiaries.

(c) To the best knowledge of AT&T, none of the Schedule I persons has effected any transaction in Ordinary Shares or Limited Voting Shares during the past 60 days, except as disclosed herein.

(d)   Not applicable.

(e) Due to the disposition of Shares by AT&T and the MediaOne Subsidiaries upon the consummation of the Microsoft Transaction on July 10, 2000, AT&T and the MediaOne Subsidiaries are no longer required to be reporting persons under
Section 13(d) of the Exchange Act and the related rules promulgated thereunder.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information contained in Item 6 of the MediaOne Schedule 13D as amended, the AT&T Schedule 13D and the MediaOne Group Schedule 13D is hereby incorporated by reference (and such information also constitutes Item 6 of this Schedule 13D).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable.







                                    7 of 10

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  July 31, 2000

                                    AT&T CORP.



                                    By: /s/ Robert S. Feit
                                       -----------------------------------
                                        Name:  Robert S. Feit
                                        Title: Authorized Signatory



                                    MEDIAONE GROUP, INC.



                                    By: /s/ Robert S. Feit
                                       ----------------------------------
                                        Name:  Robert S. Feit
                                        Title: Authorized Signatory



                                    MEDIAONE INTERNATIONAL
                                        HOLDINGS, INC.



                                    By: /s/ Sean C. Lindsay
                                       ----------------------------------
                                        Name:  Sean C. Lindsay
                                        Title: Assistant Secretary







                                    8 of 10

                                   SCHEDULE I

            The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth on Schedule I of the MediaOne
Schedule 13, as amended, the original AT&T Schedule 13D and the original MediaOne Group Schedule 13D and which is hereby incorporated by reference.


                                    9 of 10

                                   SCHEDULE II

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


 Dated:  July 28, 2000

                                    AT&T CORP.



                                    By: /s/ Robert S. Feit
                                       ----------------------------------
                                        Name:  Robert S. Feit
                                        Title: Authorized Signatory



                                    MEDIAONE GROUP, INC.



                                    By: /s/ Robert S. Feit
                                       ----------------------------------
                                        Name:  Robert S. Feit
                                        Title: Authorized Signatory



                                    MEDIAONE INTERNATIONAL
                                        HOLDINGS, INC.



                                    By: /s/ Sean C. Lindsay
                                       ----------------------------------
                                        Name:  Sean C. Lindsay
                                        Title: Assistant Secretary





                                    10 of 10